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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Petrie Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1144 Fifteenth Street, Suite 3900
                                        (No. and Street)

Denver   Colorado   80202
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins   303-797-0550
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLANTE & MORAN, PLLC
                          (Name – *if individual, state last, first, middle name*)

8181 E. Tufts Ave., Suite 600   Denver   Colorado   80237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____Michael E. Bock_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Petrie Partners Securities, LLC_____, as of _____December 31_____, 20____18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PETRIE PARTNERS SECURITIES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2018
(Restated)

Table of Contents



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Petrie Partners Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Petrie Partners Securities, LLC as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Petrie Partners Securities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 10 to the financial statements, Petrie Partners Securities, LLC's has restated the financial statements as a result of correcting a misstatement in the previously issued financial statements as of December 31, 2018 and for the year then ended, which we originally reported on February 19, 2019.

Basis for Opinion

This financial statement is the responsibility of Petrie Partners Securities, LLC's management. Our responsibility is to express an opinion on Petrie Partners Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Petrie Partners Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

Plante & Moran, PLLC

Denver, Colorado
February 29, 2020

We have served as Petrie Partners Securities, LLC's auditor since 2012.

PETRIE PARTNERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2018
Restated

Assets

Current assets	
Cash and cash equivalents	$ 634,661
Marketable securities owned	83,293
Accounts receivable	157,271
Deferred contract costs	167,650
Unbilled out-of-pocket expenses	30,433
Total current assets	1,073,308
Goodwill	60,000
Total assets	$ 1,133,308

Liabilities and Member's Equity

Current liabilities	
Due to Parent	$ 7,997
Accounts payable and accrued expenses	62,088
Deferred revenue	291,250
Total current liabilities	361,335
Commitments and contingencies	
Member's equity	771,973
Total liabilities and member's equity	$ 1,133,308

See notes to financial statement.

- 2 -

PETRIE PARTNERS SECURITIES, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Petrie Partners Securities, LLC (the "Company"), a Delaware limited liability company is a broker dealer registered with the SEC and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company was first registered as a broker/dealer on November 3, 2004 when its predecessor, Luopan Capital, LLC ("Luopan") an Illinois limited liability company formed in 2002, became registered with the SEC and a registered member of FINRA.

The Company is a wholly owned subsidiary of Petrie Partners, LLC, a Delaware limited liability company (the "Parent"), incorporated on April 26, 2011 under the name Strategic Energy Advisors, LLC ("SEA"). On August 23, 2012, SEA was granted its application to change its name to Petrie Partners, LLC.

The Parent acquired Luopan on May 31, 2012. The Company attained its current form through a series of subsequent events, including: (i) being granted its application to change its name to Strategic Energy Securities, LLC by the Illinois Secretary of State on June 1, 2012; (ii) being granted its application for its continuance in membership by FINRA on September 6, 2012; (iii) being granted its application to change its name to Petrie Partners Securities, LLC by the Illinois Secretary of State on September 20, 2012 ("PPS Illinois"); and (iv) effecting the merger of PPS Illinois into Strategic Energy Securities, LLC, a Delaware limited liability company also wholly-owned by the Parent, on June 11, 2013 and naming the surviving company Petrie Partners Securities, LLC.

The Parent is a boutique investment banking firm offering financial advisory services to the oil and gas industry. The Parent provides specialized advice on divestitures and other strategic corporate and financial matters. Business involving securities-related advice, specifically in the areas of private placements or mergers and acquisitions, including providing fairness opinions, as well as firm commitment and best efforts underwritings is conducted through the Company, a regulated securities broker dealer.

The Company is engaged in a single line of business as a securities broker dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company's affiliation with the Parent should be taken into consideration in reviewing the accompanying financial statement.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement.

PETRIE PARTNERS SECURITIES, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the statement of financial condition date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. In 2019, the Company made a correction of an error related to its adoption of ASC 606. The restated adoption resulted in a restatement to beginning retained earnings of $245,847 as of January 1, 2018. The adjustment primarily related to recording client fees assigned from the Parent as due from Parent of $391,667, deferred contract revenue of $405,417, and recording the related capitalized contract cost of $259,597.

Revenue Recognition

ASU 2014-09 creates ASC 606, "Revenue from Contracts with Customers," ("ASC 606 "), which provides a five-step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contracts
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies the performance obligation

Marketable Securities Owned

In 2017, the Company received publicly-traded marketable securities in lieu of cash payment for success fees from two of its clients. Revenues were recorded on the date the transaction closed at the readily determinable fair value per share. In 2018, the Company distributed a portion of these shares to the Parent's members for a realized loss. At December 31, 2018, the remaining marketable securities held by the Company were adjusted through unrealized gains (losses) to reflect the readily determinable fair value at this measurement date.

Unbilled Out-of-Pocket Expenses

In accordance with individually negotiated fee contracts with clients, the Company bills for out-of-pocket expenses that were included in the statement of financial condition. As of December 31, 2018, the Company had incurred, but not yet billed, out-of-pocket expenses totaling $30,433.

Concentrations

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are financial institutions with high credit quality.

PETRIE PARTNERS SECURITIES, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Goodwill

The excess of the purchase price over the identifiable net assets acquired for businesses purchased by the Company from third parties has been recorded as goodwill. Goodwill is assigned exclusively to one reporting unit. In 2012, the Company adopted new accounting guidance that provides the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that the fair value for a reporting unit is more likely than not greater than the carrying amount for that reporting unit, then the two-step impairment test is unnecessary. Management performed the qualitative analysis and concluded that the two-step impairment test was unnecessary since no indicators of impairment existed at December 31, 2018.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the Parent, its managing member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the managing member rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2018.

Note 2 - Member's Equity

Effective May 31, 2012, the Company adopted an Operating Agreement (the "Agreement"). Pursuant to the Agreement, the Company is member-managed by its sole member, the Parent. As manager, the Parent is expressly authorized on behalf of the Company to make all decisions with respect to the Company's business and to take all actions necessary to carry out such decisions, including determining the amount of cash and other property available for distribution to the Parent and causing the Company to make such distribution. The Parent is not obligated to make additional capital contributions to the Company under the Agreement and is indemnified by the Company for any acts or failures to act other than for willful misconduct or gross negligence.

Note 3 - Fair Value Measurements

The Company values its financial assets and liabilities based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy priorities observable inputs used to measure fair value into three broad levels, which are described below:

Note 3 - Fair Value Measurements (continued)

Level 1: Quoted prices in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and also considers counterparty credit risk in its assessment of fair value. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following is a description of the valuation methodologies used for assets measured at fair value:

Equities: Valued at the closing price reported on the active market on which the funds and individual securities are traded.

Financial assets carried at fair value measured on a recurring basis as of December 31, 2017 are classified in the tables below in one of the three categories described above:

Description	Level 1	Level 2	Level 3	Total
Equities	$ 83,293	$ -	$ -	$ 83,293

Note 4 – Contract Balances

The change in the Company's contract assets and liabilities during the period primarily reflects timing difference between the Company's performance and the client's payments. The Company's accounts receivable, deferred contract costs, unbilled out-of-pocket expenses and deferred revenue (contract liabilities) for the year ended December 31, 2018 are as follows:

	Accounts receivable	Deferred contract costs	Unbilled out of pocket expenses	Deferred revenue (Contract liabilities)
Balance at January 1, 2018 (Restated)	$ 351,553	$ 259,597	$ 81,158	$ 405,417
Increase (Decrease)	(194,282)	(91,947)	(50,725)	(114,167)
Balance at December 31, 2018	$ 157,271	$ 167,650	$ 30,433	$ 291,250

Note 5 – Carried Interest

In January 2014, pursuant to its engagement with Altira Group, LLC, in addition to cash compensation received, the Company received a grant of a 5% share of the carried interest held by Altira Management VI LLC ("Altira GP") in Altira Fund VI L.P. ("Altira Fund"). Altira Fund is a $122 million private venture fund focused on investing in equity and equity-oriented securities of privately held companies in the energy technology sector. The carried interest entitles Altira GP to a share of the discretionary distributions from Altira Fund investment returns equal to 20% (1% net to the Company) of all discretionary distributions after the limited partners in Altira Fund have received a return of their capital invested. As of the January 2014 grant date, the Altira Fund was less than 10% invested and had more than four years of remaining investment period. In determining the fair value of its carried interest, the Company considered (i) the potential timing and range of potential values to be realized on the Altira Fund investments, (ii) the amount of time remaining in the investment period, (iii) the remaining capital to be invested, and (iv) the subordination of distributions to Altira GP relative to the limited partner distributions.

As a result of the fair value analysis performed, the Company determined the fair value of the carried interest to be de minimis at the time of grant; therefore, no impairment assessment is required. Future revenues, if any, will be recognized in the period in which distributions are declared by Altira GP.

Note 6 – Contingent Contractual Payment

Pursuant to its engagement with Resource Energy Partners, LLC ("Resource"), in addition to cash compensation received, the Company is also contractually entitled to receive additional compensation equal to the lesser of (a) 1.0% of all distributions by Resource to its members in excess of an amount equal to (i) a return of capital to its members plus (ii) an 8% return on such capital invested from the date invested or (b) $1,250,000 (the "Contingent Contractual Payment"). Resource is a private company formed and initially capitalized in 2015 for the purpose of acquiring, developing, and producing oil and gas.

Note 7 - Related Party Transactions

Pursuant to a cost-sharing agreement with the Parent, the Company agreed to pay the Parent a certain amount per month for its share of administrative and overhead cost borne by the Parent, subject to quarterly adjustments as needed. During the year ended December 31, 2018, the Parent paid most of the Company's client-related out-of-pocket expenses directly. The balance due to the Parent for out-of-pocket expenses as of December 31, 2018 was $7,997, which is included in the accompanying statement of financial condition.

Note 8 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's net capital at December 31, 2018 was $344,125, which exceeded its minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's aggregate indebtedness to net capital ratio was 1.05 to 1 as of December 31, 2018.

Note 9 - Subsequent Events

The Company has evaluated all subsequent events through February 29, 2020, which is the date that the financial statement available for issuance and has determined the following events requires disclosures.

Effective January 1, 2019, the Company entered into a new cost-sharing agreement with the Parent, under which the Company agreed to pay the Parent a certain amount per month for use of certain personnel, office space, telephones, computer server, and office equipment owned or leased by the Parent. This agreement may be adjusted quarterly as needed and can be terminated by either party with one month's notice.

Note 10 - Restatement

During 2019, the Company made a correction of an error related to its adoption of ASC 606 as of January 1, 2018 and December 31, 2018. The Company determined non-refundable upfront advisory fees totaling $391,667 received by the Parent in 2017 under two contracts with clients should have been transferred to the Company upon the assignment to it of such contracts and recorded as deferred revenue on January 1, 2018. In addition, the Company had a contract with a customer in which the Company determined $13,750 of the fees received in 2017 should have been allocated to a performance obligation that was not completed and should have been recorded as deferred revenue as of January 1, 2018. Also, the costs relating to fulfilling these three contracts of $259,597 should have been deferred as a contract asset as of January 1, 2018. During 2018, the Company then recognized success fee revenue of $475,000 and costs of $312,917 associated with the two assigned contracts when the respective performance obligations were completed.

During 2019, the Company determined that a portion of the contract fees received, and contract costs previously recognized in 2018, should have been deferred as of December 31, 2018 until the respective performance obligations were completed in 2019. The effect of this misstatement on the 2018 financial statements increased contract assets by $167,650, increased deferred revenue by $291,250, and decreased members equity by $123,600.

The following financial statement line items for the fiscal year 2018 were affected by the correction of the misstatement:

	As Originally reported	As Restated	Effect of Change
Statement of Financial Condition			
Deferred contract costs	$ -	$ 167,650	$ 167,650
Total current assets	$ 905,658	$ 1,073,308	$ 167,650
Total assets	$ 965,658	$ 1,133,308	$ 167,650
Deferred revenue	$ -	$ 291,250	$ 291,250
Total current liabilities	$ 70,085	$ 361,335	$ 291,250
Member's Equity	$ 895,573	$ 771,973	$ (123,600)
Total liabilities and member's equity	$ 965,658	$ 1,133,308	$ 167,650



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Petrie Partners Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Petrie Partners Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Petrie Partners Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Petrie Partners Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Petrie Partners Securities, LLC's management is responsible for Petrie Partners Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records entries, noting no differences

2. Compared the total revenue amount reported on the amended Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the total revenue amount reported in amended Form SIPC-7 for the year ended December 31, 2018, noting no differences

3. Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

Plante & Moran, PLLC

Denver, Colorado
February 29, 2020



Plante & Moran, PLLC
Suite 600
8181 E. Tufts Avenue
Denver, CO 80237
Tel: 303.740.9400
Fax: 303.740.9009
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Petrie Partners Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Petrie Partners Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Petrie Partners Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Petrie Partners Securities, LLC stated that Petrie Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Petrie Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Petrie Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Plante & Moran, PLLC

Denver, Colorado
February 29, 2020

EXEMPTION REPORT

Petrie Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Petrie Partners Securities, LLC

I, Michael E. Bock, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director

February 29, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12-31-18__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AMENDED 2018 SIPC REPORT

Petrie Partners Securities
1144 15th Steet, Suite 3900
Denver, CO 80202-2574

66503 FINRA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kim Collins 303-797-0550

2. A. General Assessment (item 2e from page 2) — $20570

   B. Less payment made with SIPC-6 filed (exclude interest) — (15482   )
       7-19-18
               Date Paid

   C. Less prior overpayment applied — (4791   )

   D. Assessment balance due or (overpayment) — 297

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $297

   G. PAYMENT: √ the box
       Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ] $297
       Total (must be same as F above)

   H. Overpayment carried forward — $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Petrie Partner Securities, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __21__ day of __February__, 20__20__.

Financial and Operational Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-18
and ending 12-31-18

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $15063114

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   1350000

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii)

   Total deductions   1350000

2d. SIPC Net Operating Revenues $13713114

2e. General Assessment @ .0015 $20570

(to page 1, line 2.A.)

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